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                             June 22, 2021

       Robert Spignesi
       President and Chief Executive Officer
       Rapid Micro Biosystems, Inc.
       1001 Pawtucket Boulevard West, Suite 280
       Lowell, MA 01854

                                                        Re: Rapid Micro
Biosystems, Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 10,
2021
                                                            CIK No. 0001380106

       Dear Mr. Spignesi:

              We have reviewed your amended draft registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Prospectus summary
       Our market, page 6

   1. We note your revised disclosure on pages 7 and 95 that opportunities in adjacent markets and upstream/downstream
workflow processes could increase your TAM by a combined
                                                        $18 billion to $32
billion. Please revise to disclose whether these estimates are based on the study you
commissioned from Health Advances LLC. If not, describe the basis for these estimates.
Additionally, please expand your disclosure to describe how you are currently positioned to
expand into adjacent markets and launch products addressing
                                                        workflow processes not
currently addressed by your Growth Direct MQC solution.
 Robert Spignesi
Rapid Micro Biosystems, Inc.
June 22, 2021
Page 2

       You may contact Jenn Do at 202-551-3743 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,
FirstName LastNameRobert Spignesi
                                                         Division of
Corporation Finance
Comapany NameRapid Micro Biosystems, Inc.
                                                         Office of Life
Sciences
June 22, 2021 Page 2
cc:       Wesley C. Holmes
FirstName LastName